Exhibit 4.52
TRANSACTION AGREEMENT
          This Transaction Agreement dated as of May 9, 2007 (the “Agreement”) is entered into by and between SCOR S.A., a société anonyme organized and existing under the laws of the French Republic (“SCOR” or the “Offeror”), and Converium Holding AG, an Aktiengesellschaft organized and existing under the laws of Switzerland (“Converium” or the “Company” and, together with the Offeror, the “Parties”). Capitalized terms not expressly defined herein shall have the meaning ascribed to them in the Offer Prospectus (as defined below).
     WHEREAS, on April 5, 2007, the Offeror has published a public tender offer in Switzerland for all the publicly held registered shares with a nominal value of CHF 5 each of Converium published on April 5, 2007 (the “Offer”, the prospectus relating to the Offer being referred to as the “Offer Prospectus”);
     WHEREAS, the Parties firmly believe that relations based on trust, mutual understanding and respect are an essential element in the reinsurance industry;
     WHEREAS, the Offeror has agreed to modify the Offer pursuant to the terms set forth herein (the “Modified Offer”) and to take certain other actions as set forth below;
     WHEREAS, the board of Directors of the Company (the “Company Board”) has agreed to recommend and support acceptance of the Modified Offer and to take certain other actions as set forth below;
     NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the Parties hereby agree as follows:
ARTICLE I
MODIFIED OFFER
     Section 1.1 Offer Price. Subject to the terms and conditions set forth herein and in the Offer Prospectus, SCOR hereby agrees (i) to increase the Offer Price, for each Converium Share tendered, to (a) 0.5 New SCOR Shares with a nominal value of EUR 7.8769723 each and (b) CHF 5.50 in cash and (ii) not to reduce the Offer Price by the proposed gross dividend of CHF 0.20 per Converium Share. The other provisions of Section B.3 of the Offer Prospectus shall remain unchanged.
     Section 1.2 Other Terms and Conditions of Modified Offer. The other terms and conditions of the Offer, as set forth in the Offer Prospectus, shall remain unchanged.
     Section 1.3 Announcement of the Modified Offer. The Parties’ agreement on the Modified Offer will be announced on May 10, 2007 at 7:00 a.m. CET by way of mutually agreed press releases which shall inter alia make explicit reference to the Company Board’s unanimous approval and recommendation as well as the support of the Company’s Global Executive Committee of such Modified Offer.
     Section 1.4 Modified Offer Prospectus. Subject to Sections 2.1 and 5.2 below, the Offeror shall publish a modified Prospectus reflecting the Modified Offer (the “Modified Prospectus”) no later than two (2) SWX trading days following the approval of the Modified Offer by the Swiss Takeover Board.

1	Final version transaction agreement SCOR/Converium

ARTICLE II
RECOMMENDATION OF THE MODIFIED OFFER
     Section 2.1 Recommendation. The Company Board has unanimously resolved at its meeting held on May [9], 2007, subject to a Superior Offer (as defined below) not having been made or formally pre-announced in the meantime (subject to Section 4.2 below), (i) to recommend to the Company’s shareholders to accept the Modified Offer and tender their Converium Shares into the Modified Offer and (ii) to unanimously adopt and publish, as part of the Modified Prospectus, a modified Company Board report prepared in accordance with Art. 29 para. 1 of the Swiss Federal Act on Stock Exchanges and Securities Trading (“SESTA”) endorsing and recommending the Modified Offer without reservation and recommending that the Company’s shareholders accept such Modified Offer (the “Modified Company Report”). In this context, the Company will ensure that the Modified Company Report be prepared as soon as reasonably practicable after the date hereof and that the Modified Company Report will be filed with the Swiss Takeover Board for approval jointly with the Modified Prospectus.
     Section 2.2 Actions of Company Board. As from the date hereof, (i) the Company Board and the members of the Global Executive Committee shall, subject to a Superior Offer not having been announced or pre-announced (subject to Section 4.2 below), publicly support the Modified Offer and (ii) the Company shall abstain from taking any action or doing, or cause to abstain from doing, any such thing that may (a) prevent or compromise the Modified Offer, its success or its strategic or commercial value or rationale or (b) be otherwise detrimental to the Modified Offer.
ARTICLE III
OFFEROR COVENANTS
     Section 3.1 Swiss Presence. Subject to the settlement of the Modified Offer, the Offeror agrees to (i) maintain a strong presence in Zurich and (ii) make Zurich one of the three European key hubs of the combined Group, together with Paris and Cologne. The Zurich operating entity shall become a strategic pillar of the combined Group.
     Section 3.2 Swiss Employees. Subject to the settlement of the Modified Offer, for a period of twelve (12) months following the date of settlement of the Modified Offer, the Offeror agrees to ensure that the Company and its Swiss subsidiaries do not serve notice to any of their present employees or change the compensation plans for such employees. During such period, the Company and its Swiss subsidiaries may, however, terminate employees for cause (wichtigem Grund , Art.337CO). The foregoing limitations to serve notice shall not be applicable to any present employees of the Company and its Swiss subsidiaries who have a Change in Control clause in their employment agreements and such employment agreements will continue to apply.
     Section 3.3 Specific Key Employees. Subject to the settlement of the Modified Offer, the employment agreements of Ms. Inga Beale and Mr. Paolo De Martin shall be terminated with effect as of December 31, 2007 by the termination agreements attached hereto as Exhibits 1a and 1b respectively. The Company Board hereby confirms that it has obtained the approval of Ms. Inga Beale and Mr. Paolo De Martin who have agreed to use, until December 31, 2007, their best efforts to ensure a smooth transition of the management of the Company to the Offeror and to act in a loyal manner.

2	Final version transaction agreement SCOR/Converium

     Section 3.4 SWX Secondary Listing. Upon settlement of the Modified Offer or as soon as reasonably practicable thereafter, a secondary listing of the Offeror’s shares on the SWX Exchange shall be implemented.
     Section 3.5 Protection of the Members of the Company Board. Subject to the settlement of the Modified Offer, the Offeror agrees, subject to applicable laws and regulations, to release and discharge, to the extent permitted in accordance with applicable laws and regulations, each of the members of the Company Board from any and all claims and liabilities which the Company has or may have against any member arising out of any matter, cause or event occurring on or before the date of the EGM (as defined below), provided that the foregoing shall not apply in connection with any willful or grossly negligent acts or omissions of a member. Furthermore, the Offeror shall ensure that the Company maintains for six (6) years as of the date hereof tail insurance for the present members of the Company Board and officers of the Company and its subsidiaries that is based on the present D&O insurance of the Company and provides the same coverage as such insurance.
ARTICLE IV
COMPANY COVENANTS
     Section 4.1 Conduct of Business. To the extent permitted under applicable laws and regulations, the Company shall, for the whole duration of this Agreement, (i) operate (and shall procure that its affiliates operate) its business and the businesses of its affiliates in the ordinary course of business consistent with past practice, (ii) abstain (and shall procure that its affiliates and representatives abstain) from (a) taking any actions outside the ordinary course of business consistent with past practice and (b) issuing any type of equity securities or debt instrument of any nature whatsoever, and (iii) shall, and shall cause each of its affiliates to, use all reasonable commercial efforts to preserve intact its material business organization and relationships with third parties (including its relationships with ceding companies, suppliers, employees, financial institutions and business partners) and to keep available the services of their present officers and key employees. The Company shall in particular ensure that it or its affiliates do not undertake any action that triggers the Offer Conditions (as defined in Section 5.2 below).
     Section 4.2 No Solicitation. The Company shall immediately cease and cause to be terminated all existing discussions or negotiations with any party conducted heretofore with respect to any Acquisition Proposal (as defined below) and not initiate or solicit in any way any discussions or negotiations with respect to any Acquisition Proposal after the date hereof. The Company shall promptly notify the Offeror (i) if it becomes aware that a third party has the intention of announcing or pre-announcing an Acquisition Proposal and (ii) of any Acquisition Proposal received after the date hereof, in each case, not later than twenty four (24) hours after the knowledge or the receipt of such Acquisition Proposal. Except on a date that is not earlier than the fourth (4th) business day following a Notice of a Superior Offer (as defined below), the Company Board shall not (i) withdraw or modify in a manner adverse to the Offeror, or propose publicly to withdraw or modify in a manner adverse to the Offeror, the approval or recommendation by the Company Board set forth in the Modified Company Report, or (ii) approve or recommend, or propose publicly to approve or recommend, any Superior Offer. The Company shall promptly (and in any event within one (1) business day) notify the Offeror following any determination by the Company Board with respect to an Acquisition Proposal, that such Acquisition Proposal is a Superior Offer (“Notice of Superior Offer”). During the three (3) business day period after receipt of the Notice of Superior Offer, the Offeror shall have reasonable opportunity to propose such adjustments, modifications or amendments to the terms and conditions of this Agreement as the Offeror believes would enable the Company Board to proceed with the transactions contemplated herein (provided, however, that the Offeror shall

3	Final version transaction agreement SCOR/Converium

not have any obligation to propose any adjustment, modification or amendment to the terms and conditions of this Agreement or the Modified Offer) and the Company shall negotiate with the Offeror in good faith with respect thereto during such three (3) business day period.
     For purposes hereof, (1) “Acquisition Proposal” shall mean any proposal or offer from any party other than the Offeror relating to any (i) tender or exchange offer involving Converium Shares or other acquisition of Converium Shares, (ii) merger, consolidation or other business combination involving the Company or any of its affiliates, (iii) direct or indirect acquisition or purchase of a business or assets that constitutes a substantial part of the business or assets of the Company or its affiliates, or a substantial amount of the equity securities of the Company or any of its affiliates, (iv) recapitalization or restructuring of the Company, or (v) other transaction similar to any of the foregoing with respect to the Company or any of its affiliates, other than the transactions contemplated by this Agreement and (2) “Superior Offer” shall mean any public offer (or an increase of an existing public offer) to all of the shareholders of the Company to acquire all of the Converium Shares, on terms and conditions that the Company Board determines in its good faith judgment, after due consideration of its fiduciary duties and based upon an opinion of independent financial and legal experts, to be superior for the Company’s shareholders when compared as a whole with the terms and conditions of the Modified Offer, provided such offer is at a price or consideration that on a fully diluted basis is not lower than the Offer Consideration and that the conditions to such offer are no more restrictive than the Offer Conditions.
     Section 4.3 Shareholders’ Meetings. In the annual shareholders’ meeting of the Company that has been convened for May 10 2007 (“AGM”), the Company and the Company Board shall (i) (a) withdraw the proposal for a capital reduction for the purpose of a par value repayment to shareholders of the Company (agenda item 3) and (b) propose against any third party proposal for (x) such a capital reduction (or similar thereto) or (y) an increase of the proposed gross dividend of CHF 0.20 per Converium Share (agenda item 2), (ii) provide the Offeror’s Chairman and CEO the opportunity to address the Company’s shareholders and to explain the advantages of the combination between Converium and SCOR and (iii) support the Modified Offer and the creation of the combined Group. In addition, the Company shall procure that Mr. Derrell J. Hendrix shall not stand for re-election as currently proposed under agenda item 5 of the AGM and the Company and the Company Board shall instead announce Mr. Hendrix’ decision not to stand for re-election and propose to the AGM to support a proposal by the Offeror to elect in lieu of Mr. Hendrix Mr. Gilles Meyer, Director of Business Unit 1 of SCOR Global Life and member of the SCOR Group Executive Committee, to the Company Board for a term of three (3) years. If the Offer is declared successful, the Company Board shall immediately convene an extraordinary meeting of shareholders of the Company to be held as soon as practicable with such agenda and proposals that shall have been submitted by the Offeror (“EGM”).
     Section 4.4 Trading in Shares and Related Securities by the Company. From the date hereof until the day of the six (6)-month anniversary of the additional acceptance period of the Modified Offer (or any later period during which the Swiss best price rule may apply), the Company shall abstain (and shall procure that its affiliates abstain) from (i) (a) acquiring or selling any Converium Shares or (b) entering into any (x) agreement (either on or off exchange) relating to the acquisition or sale of Converium Shares and/or (y) derivative transaction having Converium Shares as underlying; (ii) amending the terms and/or conditions of existing employee stock options or derivatives issued by the Company, its affiliates or representatives without the Offeror’s prior written consent; (iii) tendering treasury shares held or acquired by the Company or its affiliates (the “Treasury Shares”) for acceptance in the Modified Offer; and (iv) selling or agreeing to sell any of the Treasury Shares to any third party (other than the delivery of Treasury Shares to fulfill the share delivery obligations of the Company under the various employee participation plans in effect as of the date hereof). The Offeror is hereby informed that all rights of the beneficiaries under the Company’s currently

4	Final version transaction agreement SCOR/Converium

existing stock options plan and stock purchase plan vest and become exercisable on the first day of the extension period (art 14.para.5) of the Modified Offer. Due to the immediately preceding restrictions, the Company may not have a sufficient number of shares to cover all its obligations to deliver shares but will have to cover a proportion of the commitments under such stock options plan and stock purchase plan by paying full cash compensation for the value of the shares to be delivered to the beneficiaries of such plans, unless an exemption from the provisions of this Section 4.4 is granted by the Offeror to the Company.
     Section 4.5 Rating Evaluation Service. The Company agrees to execute any and all required documents upon execution of this Agreement to permit a Rating Evaluation Service to be performed by Standard & Poors’ as soon as practicable.
     Section 4.6 US Litigation. Immediately following the execution of this Agreement, the Company shall take all steps necessary to obtain dismissal with prejudice of the litigation it commenced in the United States District Court for the Southern District of New York entitled Converium Holding AG v SCOR S.A. and Patinex AG, No. 07 CV 3042 (GEL). The Company shall also, in connection with the putative class action commenced in the United States District Court for the Southern District of New York entitled Sclater-Booth v SCOR S.A. and Patinex AG, No. 07 CV 3476, cooperate with the Offeror in the Offeror’s defense of that lawsuit, including by providing documents and testimony should the Offeror reasonably deem documents from the Company necessary to its defense of that lawsuit.
     Section 4.7 Other Actions. Immediately following the execution of this Agreement, the Company shall take all steps necessary to withdraw all its filings and claims for relief (Anträge, Rechtsbegehren) made to the Swiss Takeover Board and other Swiss governmental authorities (including the FOPI) and file its approval with the Offer and the Modified Offer with the Swiss Takeover Board and other competent Swiss governmental authorities. The Company shall not oppose any filings of the Offeror with any governmental authority that aim at demonstrating that the Offeror’s exclusion of the United States has been carried out in compliance with applicable laws and regulations and cooperate with the Offeror in that regard.
     Section 4.8 Seamless Transfer of Managerial Control. The Company and the members of the Company Board shall use their best effort to ensure a seamless and smooth transfer of the managerial control over the Company to the Offeror immediately after the EGM of the Company mentioned in Section 4.3 above has been held. To ensure its control over the Company the Offeror will at such EGM propose and elect new board members of the Company and will, furthermore, replace the current CEO and the current CFO of the Company. Furthermore, the Company and its key employees shall use their best efforts to maintain the relationships with the Company’s current clients and other stakeholders.
     Section 4.9 Company Board. Provided that the Modified Offer is successful and becomes unconditional, all present members of the Company Board will resign with effect as of the EGM. The Offeror will ensure that at such EGM new members of the Company Board are elected.
ARTICLE V
MUTUAL COVENANTS
     Section 5.1 Announcement. The timing and content of any announcement, press release, or other public statement concerning this Agreement or any further agreement entered into between the Offeror and the Company shall only occur upon, and be determined in advance by, mutual agreement and consent of each of the Parties, unless required by applicable

5	Final version transaction agreement SCOR/Converium

laws and regulations (in which case, the disclosing Party shall consult in advance with the other Party concerning the reasons for, and content of, such disclosure). Notwithstanding the foregoing, the Offeror shall be free to make filings to the Swiss Takeover Board and other authorities in support of the Modified Offer and its approval as deemed appropriate by the Offeror.
          Section 5.2 Cooperation. From the date hereof and for the whole duration of this Agreement, to the extent permitted under applicable laws and regulations, each of SCOR and Converium shall, and Converium shall cause each of its affiliates to, coordinate, cooperate and use commercially reasonable best efforts: (i) to immediately contact and jointly meet with each of the Swiss Takeover Board and the Swiss Federal Office of Private Insurance (“FOPI”) to explain the consequences of this Agreement from the Parties’ perspective; (ii) to duly publish the Modified Prospectus, including the Modified Company Report, as set forth above; (iii) to take all actions necessary or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including (1) the approval of the FOPI for exceeding each of the 33% and the 50% thresholds of Converium’s share capital, (2) the fulfillment of the Offer conditions set forth in Section B.9 of the Offer Prospectus (the “Offer Conditions”), (3) the due settlement of the Modified Offer in accordance with its terms, and (4) to obtain all consents, approvals, permits and authorizations required to be obtained from counterparties to agreements which are material to the business of the Company or its affiliates, including the agreements entered into with Zurich Financial Services Group, National Indemnity, GAUM and MDU.
          Section 5.3 Integration Committee. Upon execution of this Agreement, the Offeror and the Company shall set up a joint committee the purpose of which will be to organize and anticipate on all matters that will be necessary in order to ensure a smooth integration process (the “Integration Committee”). The list of the members of such Integration Committee and its specific functions and governance will be agreed upon by the Parties, being understood that each Party shall have an identical representation on such Integration Committee.
          Section 5.4 Underwriting Committee. Upon execution of this Agreement, the Offeror and the Company shall set up a joint committee the purpose of which will be to organize (i) the combination of the Offeror’s “Dynamic Lift Plan” and the Company’s “Roadmap” and (ii) the 2008 underwriting plan (the “Underwriting Committee”). The list of the members of such Underwriting Committee will be agreed upon by the Parties, being understood that each Party shall have an identical representation on such Underwriting Committee.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES
     Each of the Parties hereby represents and warrants to the other Party as follows:
     (a) Such Party has full corporate power and authority to execute and deliver this Agreement. The execution, delivery and performance by such Party of this Agreement have been duly authorized by such Party’s Board of Directors, and no other corporate action on the part of such Party is necessary to authorize the execution and delivery by such Party of this Agreement.
     (b) This Agreement has been duly executed and delivered by such Party and, assuming due and valid authorization, execution and delivery thereof by the other Party, this Agreement is a valid and binding obligation of such Party enforceable against such Party in accordance with its terms, except as limited by applicable bankruptcy, insolvency and other similar applicable laws and regulations affecting enforcement of creditors’ rights generally.

6	Final version transaction agreement SCOR/Converium

     (c) Except as regards the U.S. litigation matters referred to in Section 4.6 above, there is no suit, action, proceeding or arbitration pending against or, to the knowledge of such Party, threatened against or affecting such Party or its affiliates by any third party nor is there any order outstanding against such Party or any of its affiliates that (i) seeks to restrain or enjoin the consummation of any of the transactions contemplated by this Agreement, or (ii) could reasonably be expected to negatively impair the ability of such Party to consummate any of the transactions contemplated by this Agreement.
ARTICLE VII
TERMINATION
     Section 7.1 Termination. This Agreement may be terminated: (i) by mutual written consent of the Parties; or (ii) by any Party, if the Modified Offer is unsuccessful or is otherwise withdrawn, upon public announcement by the Offeror of the Modified Offer’s lack of success or withdrawal; or (iii) by the Offeror, if the Company materially breaches its representations, warranties or covenants under this Agreement; or (iv) by the Offeror, if the Company Board withdraws or fails to make its recommendation of the Offer, solely in a manner expressly permitted under this Agreement; or (v) by the Company, if the Company Board withdraws or fails to make its recommendation of the modified Offer, solely in a manner expressly permitted under this Agreement; or (vi) by any Party, if a competing public tender offer has an acceptance rate of 50% or more of all voting rights and is declared successful (subject to conditions subsequent by the relevant offeror).
     Section 7.2 Liability. If the obligations under this Agreement are terminated according to Section 7.1 above, such termination shall be without liability of any Party to the other Party; provided, however, that if such termination shall result from the breach by any Party of its representations, warranties or covenants under this Agreement, such Party shall be fully liable for all damages suffered by the other Party as a result of such breach.
ARTICLE VIII
MISCELLANEOUS
     Section 8.1 Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated herein shall be borne by the Party incurring such fees or expenses.
     Section 8.2 Consents to References. The Offeror and the Company shall be entitled to include in filings under applicable rules and regulations, including the SESTA, the General Regulation of the Autorite des marches financiers, the U.S. Securities Act of 1933, as amended and the U.S. Securities Exchange Act of 1934, as amended, information in connection with this Agreement and the transactions contemplated herein.
     Section 8.3 Entire Agreement; No Third Party Beneficiaries. This Agreement and the Exhibits hereto constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof. With the exception of Sections 3.3 and 3.5 hereof which confer rights to the third parties expressly referred to in such Sections, this Agreement is not

7	Final version transaction agreement SCOR/Converium

intended to, and does not, confer upon any person other than the Parties hereto any rights or remedies hereunder.
          Section 8.4 Amendments and Waivers. This Agreement may be amended, superseded, cancelled, renewed or extended, only by a written instrument signed by each of the Offeror and the Company or, in the case of a waiver, only by a written instrument signed by the Party waiving compliance. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.
          Section 8.5 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the sole benefit of the Parties hereto and their respective successors, heirs, permitted assigns and legal representatives and it shall not be construed as conferring any rights or remedies on any Person other than the Parties and their respective successors and permitted assigns. Pending settlement of the Modified Offer, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either Party (whether by operation of law or otherwise) without the prior written consent of the other Party. Following settlement of the Modified Offer, the Offeror shall have the right to assign any or all of its rights and obligations to any Affiliate of the Offeror. Any attempted assignment not permitted under this Section 8.5 shall be null and void.
          Section 8.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date of delivery if delivered personally or by courier service, (ii) on the date of confirmation of receipt (or the first business day following such receipt if the date is not a business day) if sent via facsimile (receipt confirmed), or (iii) on the date of confirmation of receipt (or the first business day following such receipt if the date is not a business day) if delivered by an internationally recognized courier service. All notices hereunder shall be delivered to the Parties at the following addresses or facsimile numbers:
(i)	If to the Offeror, to:
SCOR S.A.
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex
France
Fax: +33.1.46.98.78.39
Attention: Emmanuelle Rousseau — Group General Counsel
with a copy to (which shall not constitute notice to the Offeror):
Skadden, Arps, Slate, Meagher & Flom LLP
68, rue du Faubourg Saint Honoré
75008 Paris
Fax: + 33.1.55.27.21.95
Attention: Armand W. Grumberg
and to
Homburger
Weinbergstrasse 56/58
8006 Zürich
Fax : +41 43 222 15 00
Attention : Dieter Gericke

8	Final version transaction agreement SCOR/Converium

(ii)	If to the Company, to:
Converium AG
General Guisan-Quai 26
8002 Zurich
Switzerland
Fax: + 41.44.639.90.90
Attention: Christian Felderer — General Counsel
with a copy to (which shall not constitute notice to the Company):
Baker & McKenzie
Zollikerstrasse 225
8034 Zurich
Switzerland
Fax: + 41.44.384.12.84
Attention: Urs Schenker
or to such other address as the Party to whom notice is given may have previously furnished to the other Party in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).
          Section 8.7 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions shall continue in full force without being impaired or invalidated in any way. The Parties agree to replace any invalid or unenforceable provision with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.
          Section 8.8 Governing Law. This Agreement shall be exclusively governed by and construed in accordance with the substantive laws of Switzerland, without regard to the principles of conflicts of laws thereof.
          Section 8.9 Jurisdiction. Any disputes arising out of or in connection with this Agreement shall be submitted to the Commercial Court of Zurich, Zurich 1.
          Section 8.10 Specific Performance. The Parties hereto agree that irreparable damages would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law that may be available, and the Parties waive and shall waive in such proceedings the posting of any bond or security in connection with any proceedings related thereto.

9	Final version transaction agreement SCOR/Converium

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

SCOR S.A.

By:	/s/ Denis Kessler

Name:	Denis Kessler
Title:	Chairman and CEO

CONVERIUM HOLDING AG

By:	/s/ Markus Dennler

Name:	Markus Dennler
Title:	Chairman of the Board

By:	/s/ Inga Beale

Name:	Inga Beale
Title:	CEO

10	Final version transaction agreement SCOR/Converium

EXHIBIT 1A/B
TERMINATION AGREEMENT
regarding employment agreement
between
[Employee], [Address], Switzerland
Employee
and
Converium AG, General Guisan-Quai 26, 8002 Zurich, Switzerland
Employer
Employee and Employer entered into an employment agreement on [●] (such agreement, as amended, the “Employment Agreement”). Employee and Employer wish to terminate such Employment Agreement. Therefore, the Parties agree as follows:
1.	The Employment Agreement shall terminate as of 31 December 2007. At such date at the latest, the Employee shall also resign from any corporate or other functions it may have within the Employer, Converium Holding AG, any of their direct or indirect subsidiaries, any Converium pension funds and/or any other Converium affiliated entity, joint venture or similar organization (together the “Converium Group”). The Employee hereby expressly confirms that except for the Employment Agreement with the Employer it is not, and has not been, an employee of, or adviser to, any member of the Converium Group. For a period of five (5) years as of January 1, 2008 (unless a longer period is required by applicable law), the Employee shall continue to comply with the confidentiality provisions of [article 13 (Inga Beale) / article 14 (Paolo De Martin)] of the Employment Agreement and article 7 of Annex 1 thereto. Furthermore, for a period of one (1) year as of January 1, 2008, the Employee shall not solicit, induce, or attempt to induce employees of the Converium Group to terminate employment with, or otherwise cease their relationship with the Converium Group or solicit or hire any employee of the Converium Group to work for or to provide services to any third party.

Notwithstanding any provision to the contrary set forth in the Employment Agreement, at termination, the Employee shall return all property, access codes, computers, client files and lists and other documents or information of, or relating to, Converium Group to Converium Group and not keep or use in any way any copies of such access codes, files and/or other documents or information.

2.	The Employer shall make a gross lump-sum payment as per 31 December 2007 of CHF [4.2 Mio. for Inga Beale and 2.5 Mio. for Paolo de Martin] (“Lump Sum Payment”). The Lump Sum Payment shall be in full settlement and discharge of any rights of any nature whatsoever, known or unknown, actual or contingent, that the Employee may have or will have on 31 December 2007 or thereafter as an employee, adviser, director, officer or other corporate body within or on behalf of any member of the Converium Group against any member of the Converium Group and any of their current or former directors, officers, employees, representatives and agents. The Lump Sum Payment also covers, without limitation, any claims for accrued vacation, over-hours or over-time, severance payments, change of control payments and unexercised or unvested stock options, stock appreciation rights or employee shares. The Employer shall make all applicable deductions such as social security contributions or source taxes from the Lump Sum Payment. Payment shall be made on February 1, 2008 against valid delivery on such date of a waiver and release in the form attached as Annex A hereto.

3.	During the date hereof and 31 December 2007, (i) the Employment Agreement shall remain in full force and effect, except that the Employer shall not be obligated to maintain or assign particular tasks, functions, titles or powers of the Employee within the Converium Group and the Employee shall resign from such functions upon request by the Employer (and retransfer any qualifying shares, if any) and (ii) the Employee shall use its best efforts to ensure a smooth transition of the management of the Converium Group to SCOR S.A. and act in a loyal manner.

Place, Date:

Employee:	Employer

Converium AG

2

Annex A
Statement of Waiver and Release
After due and considerate negotiations, Converium AG (“Company”) and I entered a Termination Agreement dated        (the “Termination Agreement”). I hereby expressly confirm that upon receipt of the Lump Sum Payment (as defined in the Termination Agreement), I knowingly and voluntarily release and forever discharge the Company and any other member of the Converium Group (as defined in the Termination Agreement), any of their current and former employees, officers, directors, representatives and agents, as well as all otherwise affiliated or related entities or persons of and from any and all claims of any nature whatsoever, known or unknown, actual or contingent, I have or may have now or in the future against them in connection with my activity within or on behalf of the Converium Group.

Place, date:

By: